                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1994

                             OR
/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________  to  __________.



Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Nichols-Homeshield 401(k) Savings Plan





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas 77027
      Phone: (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols-Homeshield 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information by fund and supplemental schedules of (1) investments as of December 31, 1994 and (2) 5% reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. This information and these schedules are not a required part of the basic financial statements. The schedules are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

We were engaged to audit the financial statements of the Plan as of December 31, 1993, and for the year then ended. These financial statements are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Fidelity Management Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules.
We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of and for the year ended December 31, 1993, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the accompanying 1993 financial statements taken as a whole. The form and content of the information included in the financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ Deloitte & Touche LLP

May 17, 1995

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                        December 31,
                                                            ---------------------------------
                                                               1994                  1993
                                                            -----------           -----------
Assets:
  Investments, at fair value -
     Mutual fund assets                                     $15,699,683           $15,492,445
     Quanex Corporation common stock                            235,079                     -
     Common/commingled trust                                    301,399                     -
                                                            -----------           -----------
                                                             16,236,161            15,492,445

  Participant loans                                             754,101               754,644
                                                            -----------           -----------
              Total investments                              16,990,262            16,247,089
                                                            -----------           -----------
  Receivables:
         Employer                                                99,021                87,333
         Employee                                                92,359                76,973
                                                            -----------           -----------
                                                                191,380               164,306
                                                            -----------           -----------

Net assets available for benefits                           $17,181,642           $16,411,395
                                                            ===========           ===========





                       See notes to financial statements.

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                                                December 31,
                                                                      --------------------------------
                                                                           1994              1993
                                                                      -------------     --------------
Investment income:
         Interest and dividends                                       $     687,316     $      891,916
         Net appreciation (depreciation) in fair
            value of investments                                           (571,943)           736,578
                                                                      -------------     --------------
                          Total                                             115,373          1,628,494
                                                                      -------------     --------------
Contributions
         Employer                                                         1,120,702          1,050,833
            Less forfeitures                                                 20,055             19,602
                                                                      -------------     --------------
                                                                          1,100,647          1,031,231
         Employee                                                         1,178,336          1,043,363
                                                                      -------------     --------------
                          Total                                           2,278,983          2,074,594
                                                                      -------------     --------------

Interest on participant loans                                                51,773             44,842
                                                                      -------------     --------------
                          Total additions                                 2,446,129          3,747,930
                                                                      -------------     --------------
Benefit payments                                                          1,672,433          1,353,612
Administrative fees                                                           3,449                  -
                                                                      -------------     --------------
                          Total deductions                                1,675,882          1,353,612
                                                                      -------------     --------------

Increase in net assets available
   for benefits                                                             770,247          2,394,318
Net assets available for benefits:
         Beginning of year                                               16,411,395         14,017,077
                                                                      -------------     --------------
         End of year                                                  $  17,181,642     $   16,411,395
                                                                      =============     ==============



                       See notes to financial statements.

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan was established on October 1, 1987 as a defined contribution plan under Section 401(k) of the Internal Revenue Code ("IRC") which covers substantially all salaried and non-union hourly employees at the Nichols-Homeshield division of Quanex Corporation (the "Company") and bargaining unit employees at the Lincolnshire, Illinois plant. On October 31, 1991, this plan merged with the Nichols-Homeshield, Inc. and Participating Companies Salaried Employees Profit Sharing Retirement Plan. Effective January 1, 1992, the name was changed from the Nichols-Homeshield, Inc. 401(k) Savings Plan to the Nichols-Homeshield 401(k) Savings Plan when the sponsorship was transferred to the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
                 The assets of the Plan are held in trust by Fidelity Management Trust Company (the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Employees are eligible to make contributions to the Plan after three months of service. Effective July 1992, participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement The Company makes contributions on behalf of employees who have at least one year of service. The Company contribution is based on company profits and is calculated based on a percentage of the employee's compensation.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of investment income. Investment income allocations are based upon individual participant account balances as of the end of the period in which the income was earned.

         (4) Investment Options. Effective April 1, 1992, the Company appointed the Trustee to manage all funds of the Plan. Participants may direct allocation of their contributions to eight investment funds and Quanex stock as follows:

                 Government Money Market Fund - composed of short-term government obligations.

                 Short-Intermediate Government Fund - invested and reinvested in securities issued by U. S. government.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

                 Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                 During 1994, the Common/Commingled Trust and the Quanex Corporation Common Stock were added as investment options. In addition, the Short-Intermediate Government Fund was replaced by the Puritan Fund effective July 1, 1994.

         (5) Vesting. Participants are immediately vested in their voluntary contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. Upon termination of service, a participant may elect to receive a cash lump-sum distribution equal to the amount of vested benefits in his or her account. For further discussion of benefits payable, see Note G.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Any loan authorized by the Committee shall be subject to a term not to exceed five years. The Committee may agree to a longer term (up to seven years) only if the proceeds of the loan are to be used to purchase a dwelling. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation Common Stock, which is listed in the New York Stock Exchange, is determined by using the last recorded sales price

         (4)     Payment of Benefits.  Benefits are recorded when paid.

C.       INVESTMENTS AND INFORMATION FURNISHED BY THE TRUSTEE (UNAUDITED)

         The following is a summary of the unaudited information included in the Plan's 1993 financial statements and supplemental schedules that was prepared by the Trustee and furnished to the Company. The Company obtained certification from the Trustee that such 1993 information is complete and accurate.

                                                          1993
                                                       -----------
At December 31,
    Investments, at fair value                         $15,492,445

For the year ended December 31,
    Interest and dividends                                 891,916
    Net appreciation (depreciation) in
         fair value of investments                         736,578

         In addition, 1993 investment-related information included in Notes F, H and I has been certified by the Trustee.

D.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

E.       FEDERAL INCOME TAX STATUS

         Management of the Company, the Plan administrator, and the Plan's legal counsel are of the opinion that the Plan is qualified under Sections 401(a) and 401(k) and exempt from federal income tax under
         Section 501(a) of the IRC. The Plan received a favorable letter of tax determination from the Internal Revenue Service dated November 7, 1990 as to the tax-exempt status of the Plan.

F.       RELATED PARTY TRANSACTIONS

         During the year ended December 31, 1994 and 1993, the Plan purchased shares of Quanex Corporation common stock, as shown below:

                           1994                                      1993
                           ----                                      ----
                Shares              Cost                 Shares                Cost
                ------              ----                 ------                ----
                10,964            $255,321                 -0-                  -0-

         During the year ended December 31, 1994, the Plan sold 687 shares of Quanex Corporation common stock at $20,171 (cost $17,920).

         During the years ended December 31, 1994 and 1993, the Plan purchased shares of Fidelity mutual funds, as shown below:

                           1994                                      1993
                           ----                                      ----
                Shares              Cost                 Shares                Cost
                ------              ----                 ------                ----
                4,518,739        $8,517,972             1,770,553           $8,945,132

         During the year ended December 31, 1994, the Plan sold 2,308,717 shares of Fidelity mutual fund assets valued at $7,682,740 (cost $7,741,110). During the year ended December 31, 1993, the Plan sold 2,220,950 shares of Fidelity mutual fund assets valued at $7,812,039 (cost $7,661,190).


         During the year ended December 31, 1994, the Plan purchased 580,428 shares (cost $580,428) of Fidelity, the Trustee Common/Commingled Trust. During the year ended December 31, 1994, the Plan sold 279,029 shares of Fidelity, the Trustee Common/Commingled Trust for $279,029 (cost $279,029).

G.       RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

         Benefits payable are not reportable as a liability on the statement of net assets available for benefits in the financial statements prepared in conformity with generally accepted accounting principles. See reconciliation of financial statements to Form 5500 below:

                                                                  December 31,
                                                        -------------------------------
                                                           1994                1993
                                                        -----------         -----------
Net assets available for benefits per
     financial statements                               $17,181,642         $16,411,395

     Less:   Benefits payable                               553,455             163,387
                                                        -----------         -----------

Net assets available for benefits per
     Form 5500                                          $16,628,187         $16,248,008
                                                        ===========         ===========

         For the years ended December 31, 1994 and 1993, benefit payments recorded in the financial statements totaled $1,672,433 and $1,313,612, respectively. Benefit payments for 1994 and 1993 recorded in Form 5500 totaled $2,062,501 and $1,359,133, respectively.

H. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS The following tables provide supplemental information regarding the net assets available for benefits by investment fund.


                                                                            December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                      SHORT-
                                                         GOVT.        INTER-                    GROWTH
                                                         MONEY       MEDIATE                     AND
                                                         MARKET       GOVT.        BALANCED     INCOME      MAGELLAN      OVERSEAS
                                            TOTAL         FUND         FUND          FUND        FUND         FUND          FUND
                                         -----------   ----------    -------       --------   ----------   ----------     --------
Assets:
   Investments, at fair value
         Mutual fund assets              $15,699,683   $6,765,969    $   0         $836,053   $3,140,449   $3,043,570     $343,791
         Quanex Corporation
            common stock                     235,079
         Common/commingled trust             301,399
   Participant loans                         754,101      314,250        0           38,831      145,861      141,361       15,968
                                         -----------   ----------    -----         --------   ----------   ----------     --------
            Total Investments             16,990,262    7,080,219        0          874,884    3,286,310    3,184,931      359,759
                                         -----------   ----------    -----         --------   ----------   ----------     --------

   Contributions receivable
        Employer                              99,021       30,769        0           11,931       18,012       21,579        1,411
        Employee                              92,359       24,651        0           10,338       18,126       21,061        1,604
                                         -----------   ----------    -----         --------   ----------   ----------     --------
                                             191,380       55,420        0           22,269       36,138       42,640        3,015
                                         -----------   ----------    -----         --------   ----------   ----------     --------

   Net assets available
         for benefits                    $17,181,642   $7,135,639    $   0         $897,153   $3,322,448   $3,227,571     $362,774
                                         ===========   ==========    =====         ========   ==========   ==========     ========

                                                         QUANEX                     COMMON\
                                           CONTRA-       COMMON        PURITAN     COMMINGLED
                                            FUND         STOCK           FUND        TRUST
                                          ----------     --------      -------     ----------
Assets:
   Investments, at fair value
         Mutual fund assets               $1,496,428                   $73,423
         Quanex Corporation
            common stock                                 $235,079
         Common/commingled trust                                                   $301,399
   Participant loans                          69,503       10,918        3,410       13,999
                                          ----------     --------      -------     --------
            Total Investments              1,565,931      245,997       76,833      315,398
                                          ----------     --------      -------     --------

   Contributions receivable
        Employer                              13,214          592          665          848
        Employee                              11,350        1,018          940        3,271
                                          ----------     --------      -------     --------
                                              24,564        1,610        1,605        4,119
                                          ----------     --------      -------     --------

   Net assets available
         for benefits                     $1,590,495     $247,607      $78,438     $319,517
                                          ==========     ========      =======     ========


                                                       December 31, 1993 (Unaudited)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                           SHORT-
                                               GOVT.       INTER-    U.S.              GROWTH
                                               MONEY      MEDIATE    BOND               AND
                                               MARKET      GOVT.    INDEX  BALANCED    INCOME      MAGELLAN    OVERSEAS     CONTRA-
                                   TOTAL        FUND        FUND     FUND    FUND       FUND         FUND        FUND        FUND
                                -----------  ----------  ---------- ------ --------  ----------   ----------   --------   ----------
Assets:
   Investments, at fair value
         Mutual fund assets     $15,492,445  $4,331,275  $2,422,025 $ 0    $786,558  $3,138,194   $2,981,202   $298,649   $1,534,542
   Participant loans                754,644     246,317     182,058   0       6,127     140,570      153,043      1,276       25,253
                                -----------  ----------  ---------- ---    --------  ----------   ----------   --------   ----------
            Total Investments    16,247,089   4,577,592   2,604,083   0     792,685   3,278,764    3,134,245    299,925    1,559,795
                                -----------  ----------  ---------- ---    --------  ----------   ----------   --------   ----------

   Contributions receivable          87,333      17,172       9,060   0      11,229      16,903       19,657        567       12,745
        Employer                     76,973      13,321       6,642   0      10,086      15,675       17,857        914       12,478
                                -----------  ----------  ---------- ---    --------  ----------   ----------   --------   ----------
        Employee                    164,306      30,493      15,702   0      21,315      32,578       37,514      1,481       25,223
                                -----------  ----------  ---------- ---    --------  ----------   ----------   --------   ----------


   Net assets available
         for benefits           $16,411,395  $4,608,085  $2,619,785 $ 0    $814,000  $3,311,342   $3,171,759   $301,406   $1,585,018
                                ===========  ==========  ========== ===    ========  ==========   ==========   ========   ==========

I. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   The following tables provide supplemental information regarding the change in net assets available for benefits by investment fund.

                                                                                       December 31, 1994
- ------------------------------------------------------------------------------------------------------------------------------------

                                                      GOVT.                                                GROWTH
                                                      MONEY         QUANEX      COMMON\                     AND
                                                      MARKET        COMMON     COMMINGLED    BALANCED      INCOME       PURITAN
                                         TOTAL         FUND         STOCK        TRUST         FUND         FUND          FUND
                                      -----------   ----------     --------    ----------    --------   ----------      -------
Investment income:
     Interest and dividends              $687,316     $224,906       $1,666       $7,315      $25,994     $228,631       $2,462
     Net appreciation (depreciation)
        in fair value of investments     (571,943)           0       (2,321)           0      (73,391)    (173,087)      (3,099)
                                      -----------   ----------     --------    ---------     --------   ----------      -------
     Total                                115,373      224,906         (655)       7,315      (47,397)      55,544         (637)
                                      -----------   ----------     --------    ---------     --------   ----------      -------

     Contributions:
        Employer                        1,120,702      291,733        2,686        3,752      134,951      212,488        2,845
           Less forfeitures               (20,055)      (4,291)           0            0       (1,085)      (2,622)           0
                                      -----------   ----------     --------    ---------     --------   ----------      -------
                                        1,100,647      287,442        2,686        3,752      133,866      209,866        2,845

        Employee                        1,178,336      237,777       50,706        8,814      133,354      235,006        4,693
                                      -----------   ----------     --------    ---------     --------   ----------      -------
                                        2,278,983      525,219       53,392       12,566      267,220      444,872        7,538
                                      -----------   ----------     --------    ---------     --------   ----------      -------

      Interest on participant loans        51,773        9,048            0           41        6,535       12,936           20
                                      -----------   ----------     --------    ---------     --------   ----------      -------
     Total Additions                    2,446,129      759,173       52,737       19,922      226,358      513,352        6,921
                                      -----------   ----------     --------    ---------     --------   ----------      -------

Benefit payments                        1,672,433      733,507        2,320        2,972      147,526      231,561          724
Administrative Fee                          3,449          275            0            0           54          405           19
                                      -----------   ----------     --------    ---------     --------   ----------      -------
                                        1,675,882      733,782        2,320        2,972      147,580      231,966          743

Fund transfers                                  0    2,502,163      197,190      302,567        4,375     (270,280)      72,260
                                      -----------   ----------     --------    ---------     --------   ----------      -------
        Increase in net assets
        available for benefits            770,247    2,527,554      247,607      319,517       83,153       11,106       78,438


Net assets available of benefits:
     Beginning of year                 16,411,395    4,608,085            0            0      814,000    3,311,342            0
                                      -----------   ----------     --------    ---------     --------   ----------      -------
     End of year                      $17,181,642   $7,135,639     $247,607     $319,517     $897,153   $3,322,448      $78,438
                                      ===========   ==========     ========    =========     ========   ==========      =======

                                                                                  SHORT
                                                                                  INTER-
                                                                                 MEDIATE
                                         MAGELLAN      OVERSEAS     CONTRA-       GOVT
                                           FUND          FUND        FUND         FUND
                                        ----------     --------   ----------   ----------
Investment income:
     Interest and dividends               $117,968       $3,476      $11,202      $63,696
     Net appreciation (depreciation)
        in fair value of investments      (175,101)      (5,168)     (32,841)    (106,935)
                                        ----------     --------   ----------   ----------
     Total                                 (57,133)      (1,692)     (21,639)     (43,239)
                                        ----------     --------   ----------   ----------

     Contributions:
        Employer                           253,862       10,942      162,937       44,506
           Less forfeitures                 (6,365)         (50)      (3,517)      (2,125)
                                        ----------     --------   ----------   ----------
                                           247,497       10,892      159,420       42,381

        Employee                           271,963       15,923      179,701       40,399
                                        ----------     --------   ----------   ----------
                                           519,460       26,815      339,121       82,780
                                        ----------     --------   ----------   ----------

      Interest on participant loans         11,792          205        8,864        2,332
                                        ----------     --------   ----------   ----------
     Total Additions                       474,119       25,328      326,346       41,873
                                        ----------     --------   ----------   ----------

Benefit payments                           173,120       14,196      114,938      251,569
Administrative Fee                           2,593            0          103            0
                                        ----------     --------   ----------   ----------
                                           175,713       14,196      115,041      251,569

Fund transfers                            (242,594)      50,236     (205,828)  (2,410,089)
                                        ----------     --------   ----------   ----------
        Increase in net assets
        available for benefits              55,812       61,368        5,477   (2,619,785)


Net assets available of benefits:
     Beginning of year                   3,171,759      301,406    1,585,018    2,619,785
                                        ----------     --------   ----------   ----------

     End of year                        $3,227,571     $362,774   $1,590,495           $0
                                        ==========     ========   ==========   ==========

I. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   (continued)

                                                    December 31, 1993 (Unaudited)
- -------------------------------------------------------------------------------------------------------------------------------
                                                                   SHORT-
                                                      GOVT.        INTER-       U. S.                      GROWTH
                                                      MONEY       MEDIATE        BOND                        AND
                                                      MARKET       GOVT.        INDEX        BALANCED      INCOME      MAGELLAN
                                         TOTAL         FUND         FUND         FUND          FUND         FUND         FUND
                                      -----------   ----------    ---------   ----------     --------     --------     --------
Investment income:
     Interest and dividends              $891,916     $127,506     $142,733      $14,812      $63,407     $169,672     $260,394
     Net appreciation (depreciation)
        in fair value of investments      736,578            0      (18,189)      37,569       33,765      306,495      265,428
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------
     Total                              1,628,494      127,506      124,544       52,381       97,172      476,167      525,822
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------

     Contributions:
        Employer                        1,050,833      205,594      117,995            0      126,772      208,805      227,883
           Less forfeitures                19,602        8,872        1,531            0        1,292        2,980        4,201
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------
                                        1,031,231      196,722      116,464            0      125,480      205,825      223,682

        Employee                        1,043,363      164,666      104,923            0      134,605      224,309      227,388
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------
                                        2,074,594      361,388      221,387            0      260,085      430,134      451,070
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------

      Interest on participant loans        44,842        5,885        4,653          384        5,519       11,665        8,492
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------
           Total Additions              3,747,930      494,779      350,584       52,765      362,776      917,966      985,384
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------

Benefit payments                        1,353,612      296,196      619,134            0       83,519      222,734       95,572

Fund transfers                                  0     (649,799)   2,888,335   (3,259,157)     146,621      191,800      103,559
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------
        Increase in net assets
        available for benefits          2,394,318     (451,216)   2,619,785   (3,206,392)     425,878      887,032      993,371

Net assets available for benefits:
     Beginning of year                 14,017,077    5,059,301            0    3,206,392      388,122    2,424,310    2,178,388
                                      -----------   ----------    ---------   ----------     --------   ----------   ----------

     End of year                      $16,411,395   $4,608,085    2,619,785           $0     $814,000   $3,311,342   $3,171,759
                                      ===========   ==========    =========   ==========     ========   ==========   ==========

                                          OVERSEAS     CONTRA-
                                            FUND        FUND
                                          --------   ----------
Investment income:
     Interest and dividends                 $5,194     $108,198
     Net appreciation (depreciation)
        in fair value of investments        13,061       98,449
                                          --------   ----------
     Total                                  18,255      206,647
                                          --------   ----------

     Contributions:
        Employer                             2,571      161,213
           Less forfeitures                      0          726
                                          --------   ----------
                                             2,571      160,487

        Employee                             3,482      183,990
                                          --------   ----------
                                             6,053      344,477
                                          --------   ----------

      Interest on participant loans              0        8,244
                                          --------   ----------
           Total Additions                  24,308      559,368
                                          --------   ----------

Benefit payments                                 0       36,457

Fund transfers                             277,098      301,543
                                          --------   ----------
        Increase in net assets
        available for benefits             301,406      824,454

Net assets available for benefits:
     Beginning of year                           0      760,564
                                          --------   ----------

     End of year                          $301,406   $1,585,018
                                          ========   ==========


          Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 017

                               QUANEX CORPORATION
                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1994

                                                              Shares/                         Current
                                                             Par Value         Cost            Value
                                                             ---------         ----           -------
Mutual fund assets Fidelity Investments:
- ----------------------------------------
Government Money Market Fund*                                6,765,969       $6,765,969       $6,765,969
Balanced Fund*                                                  68,027          883,328          836,053
Puritan Fund*                                                    4,958           76,431           73,423
Contrafund*                                                     49,420        1,458,844        1,496,428
Growth and Income Fund*                                        148,907        3,143,386        3,140,449
Magellan*                                                       45,562        3,090,646        3,043,570
Overseas Fund*                                                  12,593          348,306          343,791
                                                                           ------------     ------------
     Total Mutual Fund Assets                                                15,766,910       15,699,683
                                                                           ------------     ------------
Quanex Corporation Common Stock*                                10,277          239,652          235,079
Common/Commingled Trust*                                       301,399          301,399          301,399
Participant loans (bearing interest rates
   from 7.85% to 11%)                                                                            754,101
                                                                           ------------     ------------
     Total investments                                                     $ 16,307,961     $ 16,990,262
                                                                           ============     ============

*Party-in-Interest

              Item 27d - Schedule of Reportable (5%) Transactions
                            EIN 38-1872178;  PN 017
                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN
              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                            Series of Transactions

                                                                                                    Current
                             Total Number of               Total Number                             Value on       Net
                            Purchases During   Purchase  of Sales During   Selling    Cost of     Transaction      Gain
Description                     Plan Year        Price      Plan Year       Price      Asset          Date        (Loss)
- -----------                 -----------------  --------- ---------------   -------    -------     ------------    ------
Quanex Corporation Common Stock     11         $255,321
                                                                 1         $20,171     $17,920      $20,171      $2,251

Puritan Fund                        23           77,754
                                                                 2           1,323       1,232        1,323          91

Magellan Fund                       97        1,098,712
                                                                 66        866,282     861,242      866,282       5,040

Contrafund                          86          817,002
                                                                 52        839,472     822,275      839,472      17,197

Growth & Income Fund                87          955,156
                                                                 55        823,496     779,814      823,496      43,682

Overseas Fund                       40          614,453
                                                                 12        575,726     564,143      575,726      11,583

Balanced Fund                       74          412,678
                                                                 49        280,681     289,793      280,681     (9,112)

Government Money Market Fund        86        4,361,299
                                                                 79      1,926,604   1,926,604    1,926,604           0

  Item 27d - Schedule of Reportable (5%) Transactions EIN 38-1872178; PN 017

                     NICHOLS-HOMESHIELD 401(K) SAVINGS PLAN

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                             Series of Transactions
                                  (continued)

                                                                                              Current
                        Total Number of               Total Number                            Value on       Net
                       Purchases During  Purchase   of Sales During  Selling      Cost of   Transaction      Gain
Description                Plan Year       Price       Plan Year      Price        Asset        Date        (Loss)
- -----------            ----------------- ---------  ---------------  -------      -------   ------------    ------
Common/Commingled Trust       28          580,428
                                                             2         279,029      279,029      279,029           0

Short Intermediate
Government Fund               43         $180,918
                                                            32      $2,369,156   $2,496,007   $2,369,156   $(126,851)

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE       6/26/95                              /s/ Joseph K. Peery
      ----------------------------------            Joseph K. Peery

                              INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
    23.1             Independent Auditor's Consent
